ARTICLES OF ASSOCIATION
for
Equinor ASA
(Effective from 15 May 2018)

Article 1

The company’s name is Equinor ASA. The company is a public limited company.

The object of Equinor ASA is to engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.

Article 2

The company’s registered office is located in the municipality of Stavanger.

Article 3

The share capital of the company is NOK 8,346,653,047.50 divided into 3,338,661,219 shares of NOK 2.50 each.

Article 4

The board of directors of the company shall consist of 9-11 members. The board of directors, including the chair and the deputy chair, shall be elected by the corporate assembly. Deputy directors may be elected in respect of the directors elected by and among the employees in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act. The board of directors may be elected for up to two years.

Article 5

The chair of the board alone, the chief executive officer alone or any two directors jointly may sign for the company. The board may grant powers of procuration.

Article 6

The board shall appoint the company’s chief executive officer and stipulate his/her salary.

Article 7

The company shall have a corporate assembly consisting of 18 members and deputy members. The annual general meeting shall elect 12 members and four deputy members for these 12 members. Six members and deputies for these six members shall be elected by and among the employees of the company in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act. The corporate assembly shall elect a chair and deputy chair from and among its members. The corporate assembly shall hold at least 2 meetings annually.

Article 8

The annual general meeting shall be held each year by the end of June. Annual general meetings shall be held in the municipality of Stavanger or Oslo.

Article 9

Documents relating to matters to be dealt with by the company’s annual general meeting, including documents which by law shall be included in or attached to the notice of the annual general meeting, do not need to be sent to the shareholders if the documents are accessible on the company’s home pages. A shareholder may nevertheless request that documents, which relate to matters to be dealt with by the company’s annual general meeting, be sent to him/her.

The annual general meeting shall address and decide the following matters:

1. Adoption of the annual report and accounts, including the declaration of dividends.

2. Any other matters which are referred to the annual general meeting by statute law or the articles of association.

Shareholders are able to vote in writing, including through electronic communication, in a period before the general meeting. The board of directors can stipulate guidelines for such advance voting. It must be stated in the notice for the general meeting which guidelines have been set.

Article 10

The company shall be responsible for the marketing and sale of the state’s petroleum which is produced from the state’s direct financial interest (SDFI) on the Norwegian continental shelf, as well as for the marketing and sale of petroleum paid as royalty in accordance with the Petroleum Act of 29 November 1996 No 72. The annual general meeting of the company may by simple majority decide on further instructions concerning the marketing and sale.

Article 11

The duties of the nomination committee are to submit a recommendation to

1. the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly;

2. the annual general meeting for the election and remuneration of members of the nomination committee;

3. the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors; and

4. the corporate assembly for the election of the chair and the deputy chair of the corporate assembly.

The chair of the board of directors and the president and chief executive officer shall be invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendation.

The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company's management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the nomination committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the nomination committee are normally elected for a term of two years. Personal deputy members for one or more of the nomination committee’s members may be elected in accordance with the same criteria as described above. A deputy member only meets for the member if the appointment of that member terminates before the term of office has expired. If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If that member has a personal deputy member, the deputy member will function as a member of the nomination committee until a new election has been held. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.

The annual general meeting stipulates the remuneration to be paid to members of the nomination committee. The company will cover the costs of the nomination committee.

The general meeting may adopt instructions for the nomination committee.